FIBROBIOLOGICS, INC.

455 E. Medical Center Blvd.

Suite 300

Houston, Texas 77598

June 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Doris Stacey Gama

RE:	FibroBiologics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-280303
Withdrawal of Acceleration Request

Dear Mrs. Gama:

Reference is made to our letter filed as correspondence with the Securities and Exchange Commission via EDGAR on June 18, 2024 (the “Acceleration Request”), in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-280303) (the “Registration Statement”), to 5:00 p.m. Washington D.C. time on June 21, 2024, or as soon as practicable thereafter, pursuant to Rule 461(a) under the Securities Act of 1933, as amended. We are no longer requesting that the Registration Statement be declared effective at such date and time and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Please direct any questions with respect to the withdrawal of the Acceleration Request of the Registration Statement to Brian Fenske at (713) 651-5557 or Lee McIntyre at (713) 651-5328 of Norton Rose Fulbright (US) LLP.

Very truly yours,

FibroBiologics, Inc.

By:	/s/ Mark Andersen
Name:	Mark Andersen
Title:	Chief Financial Officer